# ETC BROKERAGE SERVICES, LLC

**Statement of Financial Condition**
**Year Ended December 31, 2024**

With Report of Independent Registered Public Accounting Firm Thereon

**Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT**

**ETC BROKERAGE SERVICES, LLC**

**TABLE OF CONTENTS**

**DECEMBER 31, 2024**

**Page**

**FACING PAGE TO FORM X-17A-5**

**OATH OR AFFIRMATION**

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

**FINANCIAL STATEMENTS**

| OMB APPROVAL | |
|---|---|
| OMB Number | 3235-0410 |
| Expires | November 30, 2025 |
| Estimated avg burden hours per response | 6 |
| SEC FILE NUMBER | |
| 8-67719 | |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934**

REPORT FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: ETC Brokerage Services, LLC

**TYPE OF REGISTRANT (check all applicable boxes):**
☑ **Broker-dealer** ☐ **Security-based swap dealer** ☐ **Major security-based swap participant**
☐ **Check here if respondent is also an OTC derivatives dealer**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**5430 LBJ Freeway Suite 320**
**Dallas TX, 75240**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
**Jeffrey Abramczyk (877) 403-0369**

## B. ACCOUNTANT IDENTIFICATION
## C.

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**KPMG LLP**
**345 Park Avenue**
**New York, NY 10154**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See section 240.17a-5(e)(1)(ii).

**OATH OR AFFIRMATION**

I, Jeffrey Abramczyk, swear (or affirm) that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of ETC Brokerage Services, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signed by:

Signature: _____*Jeff Abramcyzk*_____
47DC831D8C564E3...

Title: _____Chief Financial Officer_____

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

**Report of Independent Registered Public Accounting Firm**

To the Members and Management Committee
ETC Brokerage Services, LLC:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of ETC Brokerage Services, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, except for the effects of the adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the net capital disclosures in Note 5, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 5 to the financial statement, as of December 31, 2024, the Company did not complete reconciliations or receive responses from third party sponsors to support the alternative investments short security differences used in the determination of its net capital. It was not practicable to extend our auditing procedures to obtain sufficient appropriate audit evidence over such alternative investments and the related disclosure of net capital.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2025.

New York, New York
September 19, 2025

**ETC BROKERAGE SERVICES, LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2024**

ASSETS

| | | |
|---|---|---:|
| Cash and Cash Equivalents | $ | 10,854,944 |
| Cash Segregated in Compliance with Federal and Other Regulations | | 10,030,878 |
| Deposit with Clearing Organizations | | 4,083,292 |
| Receivable from Brokers, Dealers, and Clearing Organizations | | 1,357,486 |
| Receivable from Affiliates | | 1,121,447 |
| Receivable from Customers | | 878,158 |
| Client Held Fractional Shares | | 561,334 |
| Internal-Use Software Development Cost | | 445,776 |
| Other Assets | | 1,266,896 |
| Total Assets | $ | 30,600,211 |

LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---:|
| Payable to Customers | $ | 4,164,744 |
| Payable to Affiliates | | 1,462,010 |
| Payable to Brokers, Dealers, and Clearing Organizations | | 1,214,252 |
| Accrued Expenses | | 574,666 |
| Fractional Share Repurchase Obligation | | 561,334 |
| Accounts Payable | | 262,019 |
| Other Payable | | 662,451 |
| Total Liabilities | $ | 8,901,476 |
| | | |
| Members' Equity | | 21,698,735 |
| Total liabilities and members' equity | $ | 30,600,211 |

*See accompanying notes to the Statement of Financial Condition*

1

**ETC BROKERAGE SERVICES, LLC**

<u>NOTES TO STATEMENT OF FINANCIAL CONDITION</u>

1. <u>ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

**<u>Organization</u>**

ETC Brokerage Services, LLC is a limited liability company incorporated in the state of Connecticut. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Its customer base is virtually all located in the United States (U.S.), and all of its operations and revenue generating activities occur within the U.S.

Until March 4, 2024, the Company engaged in introducing brokerage activities, utilizing Axos Clearing, LLC (Axos) for services such as clearing and settlement on a fully disclosed basis. During this period (January to March 2024), the Company transmitted customer funds and securities to Axos for certain business activities and continued to rely on Axos for clearing and settlement services. The Company also uses Axos for clearing and settling options transactions.

In December 2022, the Company received approval from FINRA to operate as a self-clearing firm. On November 7th, 2023, the Company was approved for membership in the National Securities Clearing Corporation (NSCC) and the Depository Trust & Clearing Corporation (DTCC). The Company began operations as a self-clearing firm in March 2024.

Effective February 29, 2024, the Company became subject to the customer reserve and possession or control requirements of SEC Rule 15c3-3.

**<u>Summary of Significant Accounting Policies</u>**

**Basis of Presentation** – The financial statements have been presented in accordance with Accounting principles generally accepted in the United States of America (U.S. GAAP).

**Use of Estimates** – The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (b) disclosure of contingent assets and liabilities at the date of the financial statements, and (c) the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates. Such estimates include, but are not limited to, capitalized software development costs, and the valuation of acquired intangibles in business combinations. The Company bases its estimates on historical experience and other assumptions management considers reasonable. As future events and their effects cannot be determined with precision, actual results could differ from those estimates, and such differences could impact the financial statements.

**ETC BROKERAGE SERVICES, LLC**

<u>NOTES TO STATEMENT OF FINANCIAL CONDITION</u>

**Segment Reporting** - The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its President as the chief operating decision maker (CODM), who evaluates the results of the business primarily using net income in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and, therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are consistent with those described in the summary of significant accounting policies.

**Current Expected Credit Losses** - The Company follows the guidance under *ASC 326-20, Financial Instruments – Credit Losses (ASC 326)*, which requires the estimation of expected credit losses on financial assets measured at amortized cost and certain off-balance sheet exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

The impact to the current period is not material since the Company's in-scope assets are primarily subject to collateral maintenance provisions for which the Company elected to apply the practical expedient of reporting the difference between the fair value of the collateral and the amortized cost for the in-scope assets as the allowance for current expected credit losses.

**Cash and Cash Equivalents** – Cash and cash equivalents include cash and interest-bearing deposits with original maturities of ninety days or less. The Company maintains cash and cash equivalents in a bank deposit account, which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per institution.

**Cash Segregated in Compliance with Federal and Other Regulations** – In accordance with the Customer Protection Rule § 15c3-3 of the Securities Exchange Act of 1934, and other applicable regulations, the Company maintains cash in segregated reserve accounts for the exclusive benefit of customers.

The following table presents a reconciliation of cash and restricted cash as reported in the statement of financial condition.

**ETC BROKERAGE SERVICES, LLC**

NOTES TO STATEMENT OF FINANCIAL CONDITION

|  | Year Ended December 31, 2024 |
|---|---|
| Cash | $ 10,854,944 |
| Cash Segregated in Compliance with Federal and Other Regulations | 10,030,878 |
| Total Cash and Restricted Cash | $ 20,885,822 |

**Deposit with Clearing Organizations** – The Company is required to maintain collateral deposits with clearing organizations including Axos, Schwab, and DTCC which allows the Company to use security transaction services provided by its clearing organizations for trade comparison, clearance, and settlement. The clearing organizations establish financial requirements, including deposit requirements, to reduce their risk. The deposits may fluctuate significantly from time to time based upon the nature and size of trading activities and market volatility. As the Company has not experienced historic defaults, there is no expectation of credit losses under these arrangements. As of December 31, 2024, Deposit with Clearing Organizations consisted of cash of $1,770,280 and securities at fair value of $2,313,012.

**Receivable from and Payable to Brokers, Dealers, and Clearing Organizations** – Receivable from and payable to brokers, dealers, and clearing organizations include amounts on deposit with Axos and Schwab, as well as amounts related to unsettled trades, which are initially measured at their contracted value. These amounts are reflected in the Receivable from and Payable to Brokers, Dealers, and Clearing Organizations in the Statement of Financial Condition.

The Company also has transactions related to "fails to deliver" and "fails to receive." Fails to deliver occur when securities sold by the Company are not delivered by the settlement date, and fails to receive occur when securities purchased by the Company are not received by the settlement date. Both types of transactions are considered unsettled trades.

**ETC BROKERAGE SERVICES, LLC**

<u>NOTES TO STATEMENT OF FINANCIAL CONDITION</u>

|  | | Year Ended December 31, 2024 |
|---|---|---|
| Receivable from Clearing Organizations | $ | 138,351 |
| Receivable from Broker Dealers | | 90,483 |
| Securities Failed to Deliver | | 1,128,652 |
| **Total Receivable from Brokers, Dealers, and Clearing Organizations** | **$** | **1,357,486** |
| | | |
| Payable to Clearing Organizations | $ | 940,056 |
| Payable to Broker Dealers | | 274,196 |
| **Total Payable to Brokers, Dealers, and Clearing Organizations** | **$** | **1,214,252** |

**Interest Receivable** – The Company offers cash sweep services to its clients, where excess client funds are automatically swept into interest-bearing accounts at third party banks. The Company receives interest income from the third-party banks in relation to these cash sweep arrangements. Interest receivables represent amounts due from the third-party banks for services provided.

**Receivable from and Payable to Customers** – The Company's receivables and payables from customers arise from securities transactions and are either fully or partially secured.

**Other Receivables and Payables** – Other receivables and payables mainly consist of amounts due from or to central counterparties for dividends and other corporate action activities.

**Fair Value of Assets and Liabilities** – Fair value is defined under *ASC 820, Fair Value Measurement,* as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement guidance describes a hierarchy for disclosing assets and liabilities measured at fair value, based on the inputs used to value them. This hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy includes three levels based on the objectivity of the inputs, as follows:

Level 1 – inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

**ETC BROKERAGE SERVICES, LLC**

NOTES TO STATEMENT OF FINANCIAL CONDITION

**Level 2** – inputs are quoted prices for similar assets in an active market, quoted prices in markets that are not considered active or financial instruments for which inputs are observable, either directly or indirectly.

**Level 3** – inputs are prices or valuations that are significant to the fair value measurement and are unobservable.

The following table presents the estimated fair value for assets and liabilities recorded at fair value on a recurring basis in the Statement of Financial Condition under the caption indicated:

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets:** | | | | |
| Deposits with Clearing Organizations | | | | |
| U.S. Treasury Bill | $ 2,313,012 | $ - | $ - | $ 2,313,012 |
| Client held fractional shares | | | | |
| Equity Securities | 561,334 | - | - | 561,334 |
| Other Assets | | | | |
| Equity Securities | 184,943 | - | - | 184,943 |
| **Total Assets:** | $ 3,059,289 | $ - | $ - | $ 3,059,289 |
| **Liabilities:** | | | | |
| Fractional Share Repurchase Obligation | | | | |
| Equity Securities | $ 561,334 | $ - | $ - | $ 561,334 |
| **Total Liabilities:** | $ 561,334 | $ - | $ - | $ 561,334 |

For the Company's financial assets and liabilities not measured at fair value, the carrying values reported in the Statement of Financial Condition approximate fair value.

**Internal-Use Software Development Cost** – The Company has capitalized costs related to the development of internal-use software in connection with its self-clearing project. These costs include expenditures directly attributable to the development, implementation, and enhancement of the software used for clearing transactions. In accordance with *ASC 350-40, Internal-Use Software (*ASC 350*),* costs incurred during the preliminary project stage, as well as post-implementation stages, are expensed as incurred.

The capitalized costs are amortized over the estimated useful life of the software, beginning when the software is ready for its intended use. The estimated useful life of the self-clearing project-related software is 7 years, and the custodial billing program is amortized over an estimated useful life of 3 years. The amortization is calculated using the straight-line method. See Note 2 for more details.

6

## ETC BROKERAGE SERVICES, LLC

### NOTES TO STATEMENT OF FINANCIAL CONDITION

**Other Assets** – Other assets consist of security deposits and the Company's ownership interest in the DTCC. DTCC is the holding company for the NSCC and the Fixed Income Clearing Corporation (FICC), both of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Other assets also include prepaid expenses, receivables, firm inventory, and equity securities.

**Dividend Reinvestment**

The Company offers a Dividend Reinvestment Program (DRP) to clients. Pursuant to the DRP, dividend reinvestment transactions result in fractional shares of securities held by clients. Fractional shares held by clients do not meet the criteria for derecognition under ASC Topic 860, Transfers and Servicing. The Company elected the fair value option to measure these financial assets, and the corresponding repurchase obligation. The fair value of these investments is determined by quoted prices in active markets. As of December 31, 2024, the fair value of investments in fractional shares held by clients and the fair value of the repurchase obligations for the investments was $561,334 which is shown as Client Held Fractional Shares and Fractional Share Repurchase Obligation, respectively, in the Statement of Financial Condition.

2.    INTERNAL-USE SOFTWARE DEVELOPMENT COST

The changes in internal-use software development cost for the year ending December 31, 2024, were as follows:

| | Internal-use software development cost |
|---|---:|
| Net Balance at January 1, 2024 | $ - |
| Additions | 478,135 |
| Retirements | - |
| Amortization | (32,359) |
| Net Balance at December 31, 2024 | $ 445,776 |

**ETC BROKERAGE SERVICES, LLC**

NOTES TO STATEMENT OF FINANCIAL CONDITION

As of December 31, 2024, estimated future amortization expenses related to internal-use software development costs were as follows:

| | | |
|---|---|---|
| 2025 | $ | 71,193 |
| 2026 | | 73,414 |
| 2027 | | 71,924 |
| 2028 | | 64,474 |
| 2029 | | 64,474 |
| Thereafter | | 100,297 |
| **Total** | $ | **445,776** |

3. RELATED PARTY TRANSACTIONS

The Company has operating agreements with its affiliates ETC and EAS, under which it provides broker access and functionality, including but not limited to, trading access, transfer processing, facilitating money movements, executing trades, and updating client accounts. These services are provided in exchange for administrative fees, which are recognized as revenue in accordance with ASC 606 as described in Note 2. In accordance with the operating agreements, the Company allocates its losses to ETC and EAS based on client trade counts generated by each organization during each monthly period. Equity Administrative Services, Inc. ("EAS Inc."), a related party, provides the Company with office space, equipment, technology, and other administrative support services. As of year-end, the related payable balances were $181,110 due to EAS Inc. and $632,304 due to EAS. As of December 31, 2024, the amount payable to EAS related to these allocations was $99,108.

As of December 31, 2024, the Company had an amount payable to Innovayte and ETC were $414,470 and $135,018 respectively.

4. NET CAPITAL REQUIREMENT

The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000. As of December 31, 2024, the Company had a net capital deficit of ($639,465,153) which was ($639,715,153) less than its required net capital of $250,000. As of December 31, 2024, the Company reported a net capital deficit primarily due to short security differences related to alternative investments. The Company did not complete reconciliation or receive responses to support the alternative investment short security differences used in the determination of its net capital.

**ETC BROKERAGE SERVICES, LLC**

NOTES TO STATEMENT OF FINANCIAL CONDITION

5.      SIGNIFICANT RISK FACTORS

In the ordinary course of business, the Company enters into transactions in various financial instruments. As a self-clearing broker-dealer, the Company's financial instruments are subject to, but are not limited to, the following risks:

6.      COMMITMENTS, CONTINGENCIES, AND GUARANTEES

The Company facilitates customer transactions, including execution, clearance, and settlement. In the event that customers fail to fulfill their contractual obligations, the Company may absorb any resulting losses. To mitigate this risk, the Company has established procedures for monitoring trading activity within accounts and requires deposits that exceed regulatory requirements. The Company may, from time to time, be involved in judicial, arbitration, or regulatory matters arising in connection with its business. In accordance with *ASC 450, Contingencies*, the Company reviews the need for any loss contingency reserves and recognizes reserves when, in the opinion of management, it is probable that a liability will result and the amount of loss, if any, can be reasonably estimated. As of December 31, 2024, the Company does not believe there are any matters where a loss is probable or estimable, and therefore, no accruals or additional disclosures are warranted.

7.      **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through September 19, 2025, which is the date these financial statements were issued.

**Organizational Restructuring**

Effective January 1, 2025, all employees of the Company were transferred to Innovayte LLC, a related entity. This restructuring was implemented to optimize operational efficiency and organizational structure. The reallocation methodology helps ensure that employee costs are appropriately assigned based on actual services performed for the Company's broker-dealer operations. This organizational change has no material impact on the Company's financial position, results of operations, or cash flows.

**Cessation of Alternative Investment Services**

Effective August 29, 2025, the Company ceased providing services and control related to alternative investments, though an immaterial number of alternative investments did not

**ETC BROKERAGE SERVICES, LLC**

<u>NOTES TO STATEMENT OF FINANCIAL CONDITION</u>

leave the platform until September 15, 2025. This strategic decision was made to focus resources on the Company's core clearing and brokerage operations.